CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our Report of Independent Registered Public Accounting Firm dated April 7, 2009 covering the related consolidated balance sheet of Emerald Dairy, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders' equity and accumulated other comprehensive income, and cash flows for each the years in the two-year period ended  December  31,  2008,  included  in this Registration  Statement and related Prospectus on Form S-1/A (Form S-1/A No. 333-162432) of Emerald Dairy, Inc. and  subsidiaries filed on approximately December 21, 2009 registering 12,589,979 shares of common stock held by selling  stockholders.  We also consent to the reference to us under the heading "Experts" in such Registration Statement and related Prospectus.

/s/ WINDES & MCCLAUGHRY
Windes & McClaughry Accountancy Corporation

Long Beach, California
December 21, 2009